ASSIGNMENT AND ASSUMPTION AGREEMENT


This Assignment and Assumption Agreement (the "Agreement") is entered into as of the day of 14th day of January, 2000 and among JACK NICHOLS TELEPHONE, INC., a corporation (the "Assignor), and METHOD PRODUCTS CORP., a Florida corporation (the "Assignee").

           WHEREAS, Assignor desires to assign certain of its assets to Assignee provided Assignee agrees to assume certain liabilities of Assignor on the terms and conditions set forth herein; and

           WHEREAS, Assignee desires to acquire certain of Assignor's assets and is amenable to assuming certain liabilities of Assignor on the terms and conditions set forth herein;

           NOW, THEREFORE, in consideration of the covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

             1. The foregoing recitals are true and correct.

            2. Effective as of January 14, 2000, Assignor assigns, transfers and sets over unto Assignee all of Assignor's right, title and interest in and to the assets set forth on Schedule A attached hereto and made a part hereof (collectively, the "Assets"). Any and all consents required of any third parties in connection with the assignment and transfer of the Assets to Assignee are attached hereto and made a part hereof.


            3. Effective as of January 14, 2000, Assignee assumes and agrees to pay those obligations of Assignor set forth on Schedule B attached hereto and made a part hereof (collectively, the"Liabilities").

            4. Assignor represents and warrants to the Assignee as of the date of this Agreement that: (a) the Assets are owned by the Assignor free and clear of any and all liens, claims, and/or encumbrances and that the execution of this Agreement and the performance of Assignor's obligations hereunder will not, with the passing of time or otherwise, cause any third party, including BUT NOT LIMITED to any governmental authority, to have a claim upon or otherwise encumber any of said Assets; (b) the execution of this Agreement by Assignor and the performance by Assignor of its rights and obligations hereunder has been duly authorized by all necessary corporate action on the part of Assignor and approved by all of the shareholders of Assignor entitled to vote thereon, which shareholders are Denise Nichols, Janise Nichols and Irene Nichols; (c) Assignee has since its inception accurately prepared and timely filed all United States income tax returns and all state and municipal tax returns that have been required to be filed by it, and has paid or made provisions for the payments of all taxes that have become due pursuant to such returns,







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including but not limited to payroll and sales taxes. The United States income tax returns of Assignor have not been audited by the Internal Revenue Service ("IRS") nor has the IRS made inquiry of, reviewed or otherwise investigated same. No deficiency, assessment, or proposed adjustment of Assignor's United States income tax or state or municipal taxes is pending and Assignor does not have any knowledge of any proposed liability for any tax to be imposed upon Assignor's properties or assets; (d) there is no litigation or claims pending or threatened against Assignor or any of its assets nor is there any basis to believe that any such litigation will be commenced or otherwise threatened; and
(e) Assignor agrees not to utilize or attempt to utilize the creditors of Assignor set forth in Schedule B for the purposes of establishing any further credit facilities with such creditors, however such credit facilities may be characterized, without the express prior written consent of Assignee, which consent may be withheld in Assignee's sole and absolute discretion.

            5. Any notices desired or otherwise required to be given hereunder shall be in writing and shall be deemed to have been given if delivered in person or sent by prepaid first class registered or certified mail, return receipt requested, via telecopier or via overnight delivery service by a nationally recognized carrier to (lie parties at their last known addresses (or telecopier numbers).

            6. No waiver by any party of the observance of any term or breach of this Agreement shall be construed as a waiver of any subsequent non-observance or breach of that term or any other term of the same or a different nature.

            7. The term of this Agreement shall expire upon the transfer of Assets to and the assumption of Liabilities by Assignee. Notwithstanding the foregoing, the rights, obligations, representations and warranties of the parties shall continue to survive subsequent to the expiration of such term.

            8. This Agreement shall be deemed to be made in, governed by and construed in accordance with the laws of the State of Florida without regard to any conflict of law principles. Any action and/or proceeding relating to or arising out of this Agreement shall be brought in the federal and/or state courts located in Broward County, Florida. The prevailing party in any such action and/or proceeding shall be entitled to recover from the other party its reasonable attorneys' fees and costs from the other party.

            9. The parties to this Agreement acknowledge that they have each carefully read and reviewed this Agreement with their respective counsel, and therefore, agree that the rule of construction that ambiguities shall be construed against the drafter of the document shall not be applicable.

            10. This Agreement shall be binding upon and shall inure to the benefit of the respective successors and permitted assigns of the parties hereto. This Agreement shall not be assigned or amended in any manner without the prior written consent of the parties hereto. This Agreement shall not be assigned or amended in any manner without the prior written consent of the parties hereto. This Agreement supercedes all prior agreements, arrangements and


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understandings between the parties hereto, including but not limited to the letter of intent between the parties dated December 2, 1999.

           11. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

           This Agreement has been executed by the parties hereto as of the date and year first above written.

ASSIGNOR:                                              ASSIGNEE:
JACK NICHOLS TELEPHONE, INC.                           METHOD PRODUCTS CORP.




By:     K. DENISE NICHOLS, PRESIDENT                  By:  MARK ANTONUCCI,
    ------------------------------------                   ------------------
CEO





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                                  SCHEDULE "A"

1.  The complete client base of Jack Nichols Telephone, Inc.
2.  One Dodge Caravan 1990 Vin#2b4fk25k5lr757607
3.  One laptop computer (which was purchased with the Circuit City credit card)
4.  Any Inventory and or equipment

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                                  SCHEDULE "B"

1.         Nations Bank Credit Line
2.         Nations Bank Visa (corporate)
3.         First USA ($1590)
4.         Associates National Bank ($675)
5.         Circuit City ($964)A09-
6.         Staples
7.         Wave Tech Vendor
8.         All.tell Supply Vendor
9.         A-1 Teletronics Vendor
10.        Progressive Tech Services Vendor
11.        North Gate Shell ($400) 1//
12.        Geoffrey K. Mosher Jr. CPA ($250)